SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDMONDS 1, INC.

COMMON STOCK

CUSIP NUMBER

Anslow & Jaclin, LLP

195 Route 9 South, Suite 204

Manalapan, NJ 07726

(732) 409-1212

October 5, 2005

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(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

Joseph Abrams

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions):	AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)Citizenship or Place of Organization:	USA

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power:	50,000

(8) Shared Voting Power:	0

(9) Sole Dispositive Power:	50,000

(10) Shared Dispositive Power:	0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:	50,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11):	50%

(14) Type of Reporting Person:	IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock of:

Edmonds 1, Inc.

600 California Street, 9th Floor

San Francisco, CA 94018

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name:	Joseph Abrams

(b)	Address:	131 Laurel Grove Avenue
Kentfield, CA 94904

(c)	Consultant.

(d) - (e) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship: USA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person, Joseph Abrams, acquired 50,000 shares of the Issuer and paid a total of sum of $17,000.00 from his personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person is a sale by the shareholder of shares of the Issuer. Common stock is the only outstanding class of shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Joseph Abrams acquired 50,000 of the issued and outstanding common shares of the Issuer. Such amount represented 50% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Stock Purchase Agreement between Richard Neussler, David N. Baker and Joseph Abrams was filed pursuant to an 8K filed with the SEC on October 6, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:
Dated: October 7, 2005
	/s/	Joseph Abrams

Joseph Abrams